November 12, 2008

Securities and Exchange Commission
Washington, D.C. 20549

Re:	UniSource Energy Corporation Definitive Proxy Statement on Schedule 14A Filed March 24, 2008 File No. 001-13739

Ladies and Gentlemen:

On behalf of our client, UniSource Energy Corporation, this letter confirms receipt of the letter dated October 29, 2008 from H. Christopher Owens of the Commission to James S. Pignatelli concerning the referenced filing.

As discussed on November 12, 2008, with Catherine Brown, Staff Attorney, of the Commission, UniSource Energy plans on responding to Mr. Owens’ letter by Friday, November 21, 2008.

Very truly yours

MORGAN, LEWIS & BOCKIUS LLP

By: /s/ John T. Hood
John T. Hood